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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          THE EARTHGRAINS COMPANY
                     (Name of Subject Company (Issuer))

                           SLC ACQUISITION CORP.
                        a wholly owned subsidiary of
                            SARA LEE CORPORATION
                    (Names of Filing Persons (Offerors))

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

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                                270319-10-6
                   (CUSIP Number of Class of Securities)

                         Roderick A. Palmore, Esq.
            Senior Vice President, General Counsel and Secretary
                            Sara Lee Corporation
                         Three First National Plaza
                        Chicago, Illinois 60602-4260
                               (312) 726-2600
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                              With a copy to:
                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700


                         CALCULATION OF FILING FEE
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             Transaction Valuation*     Amount of Filing Fee
                 $1,836,427,954               $367,286
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*    Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 42,648,084 outstanding shares of common stock (together with the associated rights to purchase preferred stock) of The Earthgrains Company at a purchase price of $40.25 per share. The transaction value also includes the offer price of $40.25 per share, less $15.92 which is the average exercise price of outstanding options, multiplied by 4,925,712, the estimated number of options outstanding under The Earthgrains Company's employee stock option plans. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $367,286
     Form or Registration No.:      Schedule TO

     Filing party:     Sara Lee Corporation and SLC Acquisition Corp.
     Date Filed:       July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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This Amendment No. 1 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on July 3, 2001 (the "Schedule TO") by SLC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of The Earthgrains Company, a Delaware corporation (the "Company"),and the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated July 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 2.    Subject Company Information.

     Item 2 of the Schedule TO is hereby amended by deleting the third full paragraph and the table following immediately thereafter in the section entitled "The Tender Offer-7. Certain Information Concerning the Company" in the Offer to Purchase and replacing it with the following:

     Summary Financial Information. Set forth below is certain summary financial information for the Company and for its last two fiscal years as excerpted from the Company's Annual Reports on Form 10-K for the periods ended March 28, 2000 and March 27, 2001. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.


                                                2001                  2000
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                                        (in millions, except per share values)
Operating Data
      Net sales..........................          $2,582.1           $2,039.3
      Operating income...................             102.9              110.1
      Net income.........................              12.4               54.5
      Basic net earnings/share...........              0.30               1.34
      Diluted net earnings/share.........              0.30               1.30
Balance Sheet Data
      Total assets.......................          $2,255.9           $2,339.5
      Total liabilities..................           1,597.4            1,684.6
      Shareholder equity.................             658.5              654.9

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      Item 5 of the Schedule TO is hereby amended and supplemented by adding the following sentences immediately prior to the first sentence of the sixth full paragraph in the section entitled "The Tender Offer-8. Certain Information Concerning Sara Lee and the Purchaser" in the Offer to
Purchase:

Charles W. Coker, a director of Sara Lee, is Chairman of Sononco Products Company, a manufacturer of industrial and consumer packaging products. During each of the Company's last two fiscal years, Sonoco sold approximately $33 million of consumer packaging to the Company.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SLC Acquisition Corp.


                           By:    /s/  R. Henry Kleeman
                               -----------------------------------------------
                           Name: R. Henry Kleeman
                           Title:    Vice President and Treasurer


                           Sara Lee Corporation


                           By:     /s/  R. Henry Kleeman
                               -----------------------------------------------
                           Name:  R. Henry Kleeman
                           Title: Vice President, Deputy General
                                  Counsel and Assistant Secretary

Dated: July 18, 2001